Transmittal letter

787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

VIA EDGAR

February 15, 2012

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	BlackRock Series Fund, Inc.
Securities Act File No. 2-69062
Investment Company Act File No. 811-3091
Post-Effective Amendment No. 43

Ladies and Gentlemen:

On behalf of BlackRock Series Fund, Inc. (the “Registrant”), we hereby transmit for filing under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 43 (the “Amendment”) to the Fund’s Registration Statement on Form N-1A (the “Registration Statement”) with respect to the BlackRock Balanced Capital Portfolio, BlackRock High Yield Portfolio, BlackRock U.S. Government Bond Portfolio and BlackRock Total Return Portfolio (each, a “Fund,” and collectively, the “Funds”).

The Amendment is being filed pursuant to 485(a)(1) under the 1933 Act in order to make certain changes to the BlackRock High Yield Portfolio’s (formerly, BlackRock High Income Portfolio) and BlackRock U.S. Government Bond Portfolio’s (formerly, BlackRock Government Income Portfolio) investment strategies and risks, as noted in Supplements to each of these Funds’ Prospectuses dated August 31, 2011 and June 6, 2011, respectively.

The Amendment is also being filed pursuant to 485(a)(1) under the 1933 Act in order to make certain changes to the BlackRock Balanced Capital Portfolio’s and BlackRock Total Return Portfolio’s principal investment strategies regarding each Fund’s investments in securities of foreign issuers, including issuers in emerging markets and related risk disclosure, as noted in Supplements to each of these Funds’ Prospectuses dated November 29, 2011.

Each Fund’s description of its other investment strategies and principal and other risks and operations has been reviewed by the Staff of the Securities and Exchange Commission in prior filings by the Registrant or other BlackRock Funds. Should members of the Staff have any questions or comments concerning the Amendment, they should call the undersigned at (212) 728-8865.

Very truly yours,

/s/ Ryan Brizek
Ryan Brizek

Enclosures

cc:	Ben Archibald, Esq.
Maria Gattuso, Esq.

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